HIMAX REITERATES FIRST QUARTER 2008 GUIDANCE

Tainan, Taiwan, Mar 18, 2008 - Himax Technologies, Inc. (the Company) (Nasdaq: HIMX) today says it plans to reiterate first quarter 2008 guidance at the Taiwan, Technology and Beyond Conference hosted by Merrill Lynch on Wednesday, March 19 in Taipei, Taiwan.

Himax expects revenues to decline by around 15% sequentially, gross margin to remain flat or decline slightly and GAAP EPS to be in the range of $0.13-$0.15.

Jordan Wu, President and Chief Executive Officer, commented, “Himax has been able to benefit from leading-edge product mix and operational efficiency in the face of overall softness in our industry. We remain confident that Himax will meet the first quarter 2008 guidance.”

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include television semiconductor solutions, as well as LCOS products  Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou, Shenzhen, Foshan and Ninbo China; Yokohama and Matsusaka Japan and Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko/Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw jessie_wang@himax.com.tw	In the U.S. Joseph Villalta The Ruth Group +1-646-536-7003 jvillalta@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.